Exhibit 21.1

Subsidiaries of Bill Barrett Corporation

Subsidiary Name	Jurisdiction of Organization
Bill Barrett Production Company	Delaware (corporation)

Bill Barrett Properties Inc.	Delaware (corporation)

Bill Barrett CBM Corporation	Delaware (corporation)